April 5, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Pharmacyclics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 9, 2012
File No. 000-26658

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated March 6, 2012, from Mr. Jim B. Rosenberg to Mr. Rainer M. Erdtmann of Pharmacyclics, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-K for the Annual Period Ended June 30, 2011
Note 2 – Agreements, page 69

1.
Please provide us proposed disclosure to be included in future periodic reports that clarifies what the categories for which you aggregated your potential future milestones represent (i.e. continued development progress, regulatory progress approval of the product in both the US and the License Territory) and tell us why you believe this disclosure is sufficient instead of disclosing each individual milestone and related contingent consideration as required by ASC 605-28-50-2b.

We respectfully acknowledge the Staff's comment to propose disclosure to clarify the categories related to future potential milestones that had been aggregated in our historical disclosures.  We propose to include in our future filings, the following supplementary disclosures under Note 2 of Form 10-K for the annual period ended June 30, 2012 in order to clarify the categories of potential milestone payments:

“Under our Collaboration and License Agreement with Les Laboratories Servier ("Servier"), pursuant to which Pharmacyclics granted to Servier an exclusive license for the Pan HDAC Inhibitors, known as PCI 24781, for territories throughout the world ex U.S., we are eligible to receive up to $24.5 million in milestone payments upon achievement of pre-specified events; including up to $10.5 million for the achievement of clinical development milestones ($7 million of which was paid to us, in advance, during April 2011), up to $5 million for the achievement of regulatory progress and up to $9 million for regulatory approval of the pan HDAC product in major jurisdictions. In addition Servier agreed to make royalty payments on Net Sales of the licensed product as defined in the agreement.”

In regards to the Staff's further request to understand why we believe the categorization and aggregation of future milestones is consistent with the requirements of ASC 605-28-50-2b, we respectfully submit that our primary objective has been to transparently communicate to investors all material information about our business and financial prospects to allow them to make informed investment decisions. Placing the milestones in three groups (clinical progress, regulatory progress and regulatory success) provides a clear and structured understanding of the milestones. It also describes in what sequence these potential milestones can be earned and their interdependence. As we achieve success or failure in each of these categories we will disclose the impact it has on the milestone achievements.

Based on the fact that each potential milestone carries with it a significant amount of uncertainty and potentially excessive and confusing details, we respectfully submit to the Staff proposed disclosure above. Furthermore, as the probability of achieving a given milestone increases, we will provide additional disclosure in our respective financial statement footnote.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Note 6 – Agreements, page 12

2.
You received an upfront payment of $150 million upon execution of your agreement with Janssen Biotech, Inc. You recognized revenue allocated to the license of PCI-32765 in the second quarter of $70.6 million based on the relative selling price of the license element since you determined that it was a separate unit of accounting with stand-alone value. You allocated $15.0 million and $64.4 million of the remaining upfront payment received to the committee service and development services, respectively, both for which you believe have separate, standalone value. Please provide us:

•
Your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a. (i.e. sold separately by any vendor, or Janssen Biotech could resell the unit of accounting on a standalone basis).

•
Your computation supporting the amount of the total arrangement consideration and your allocation of the consideration to each unit of accounting. Tell us how you considered any development service to be provided under the arrangement in your determination of arrangement consideration.

In responding to the Staff's comment, we considered the guidance in ASC 605-25-25-2 which states that:

1.	Revenue arrangements with multiple deliverables shall be divided into separate units of accounting if the deliverables in the arrangement meet the applicable criteria.
2.
Arrangement consideration shall be allocated among the separate units of accounting based on their relative selling prices.  The amount allocated to the delivered unit of accounting is limited to the amount that is not considered contingent upon delivery of additional items.

3.	Applicable revenue recognition criteria shall be considered separately for separate units of accounting.

ASC 605-25-25-5 states that in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

1.
The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

2.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

With respect to the second criteria above, there are no stated rights of return under the agreement and delivery of the various elements is considered probable and substantially in control of the Company. As for the evaluation of first criteria for separation in ASC 605-25-25-5, please refer to the discussion that follows.

Analysis of how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a:

We respectfully submit to the Staff that the guidance in ASC 605-25-25-5a requires only that the delivered item or items have value to the customer on a standalone basis, not necessarily that each unit of accounting has standalone value. Nonetheless, we also believe the other elements or "deliverables" identified in the arrangement have standalone value.  Each of the deliverables is discussed further below.

License:

At inception, the delivered item to Janssen Biotech (JBI) was the License, which was delivered to JBI on the date the Agreement was signed.

Under the terms of the arrangement, JBI has the right to sublicense all rights granted to JBI under the agreement to third parties. That is, JBI may effectively re-sell the license on a standalone basis. Furthermore, the rights granted to JBI by the license have standalone value because, in the form granted by the agreement, the development, manufacture and commercialization rights would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval.

All of the related knowledge and information (e.g., the underlying technology) had been conveyed to JBI as part of the License and JBI (and certain third-party providers) have the requisite knowledge, experience and capabilities to perform the associated development, manufacturing and commercialization activities. At the time the License was delivered, all future work was expected to be developmental in nature (e.g., studies to prove the efficacy of the compound).  JBI has significant experience with that type of work. JBI also has the wherewithal to manufacture product for both development and future commercialization purposes on their own and without our assistance.

As JBI has the ability to develop, manufacture, and commercialize the product candidate without our services, JBI is capable of using the License for its intended purpose without our having to perform any of the remaining deliverables.  Therefore JBI could derive value from the License on a standalone basis. As a result, based on all the items considered above, the Company concluded the License has stand-alone value and should be treated as a separate unit of accounting.

While ASC 605-25-25-5a only requires standalone value for the delivered item, we believe the undelivered items have standalone value as outlined below.

Committee services:

Under the terms of our arrangement with JBI, we are obligated to actively participate in three committees and any of their associated working groups. We understand that the SEC Staff has generally taken the position that a participatory requirement with regards to various committees, such as those included in the agreement with JBI, constitute deliverables unless the requirement is considered "protective" in nature and not a requirement of the vendor under the contract.  Due to the nature of the committees, we were not able to conclude that committee services are solely protective and we determined that they are also not contingent. Therefore, the services connected to our involvement in the committees were identified as a deliverable and grouped together and described as the "Committee Services" unit of accounting for purposes of our accounting and disclosures.  We believe the committee services have standalone value because JBI could engage other third parties with similar levels of industry expertise to provide similar services and given their breadth and scope of operations, they would be capable of finding internal and external resources to assist in this regard. These committee services can be provided by a multitude of vendors / consultants / contract research organizations (e.g., Quintiles, INC Research, and the like). As such, we believe the committee services should be considered a separate unit of accounting.

Development services:

Development services include the services we have committed to perform, under the agreement with JBI, in order to bring the compound to FDA approval (or local regulatory approval) status. These services include primarily drug development activities, leading clinical trials, conducting quality assurance audits of clinical trials, and performing the tasks necessary to obtain regulatory approvals in the U.S. as per the terms of the Agreement. We determined that these services are not contingent. Because these types of development services are provided by contract research organizations ("CROs") and other vendors we believe these services also have standalone value, and should be considered a separate unit of accounting.

Computation supporting the amount of total arrangement consideration

In determining the total arrangement consideration, we considered the following guidance in ASC 605-25-30-1, which states:

The amount of total arrangement consideration must be fixed or determinable other than with respect to the impact of either of the following:

a. Any refund rights or other concessions (collectively referred to as refund rights) to which the customer may be entitled.

b. Performance bonuses to which the vendor may be entitled.

At inception, the fixed or determinable arrangement consideration to be allocated to the units of accounting is solely the up-front fee of $150 million.

Allocation of consideration to each unit of accounting

ASC 605-25-30-2 indicates that arrangement consideration should be allocated to all deliverables based on relative selling prices. When applying the relative selling price method, the selling price for each deliverable shall be determined using vendor-specific objective evidence ("VSOE") of selling price, if it exists; otherwise, third-party evidence of selling price ("TPE"). If neither VSOE nor TPE of selling price exists for a deliverable, the vendor shall use its best estimate of the selling price ("BESP") for that deliverable.

Determination of Selling Price:

We separately evaluated each deliverable to determine whether VSOE or TPE existed in order to determine the selling price for each unit of accounting.  None of the units of accounting in this arrangement have ever been sold separately by the Company.  Accordingly, we do not believe that we have VSOE for any of the units of accounting in the arrangement.  Additionally, we considered whether we had sufficient TPE for the separate units of accounting.  Because each license and collaboration arrangement executed in the industry appears to have unique characteristics and the objectives of the parties may vary, we determined there is no TPE for the License. We also analyzed if TPE was available for the various services (committee and development). As the pricing is not always publicly available from third parties (except as indicated below) TPE was not available for the various service deliverables identified. As VSOE and TPE were generally determined not to exist for any of the deliverables, we were required to develop our BESP for the various deliverables identified.

Note: In the case of the Development Services unit of accounting, TPE-related data does exist for some of the services within that broader unit of accounting (e.g., rates charged by certain service providers).  Where TPE-related data was available, it was used in the development of BESP. For other services within the Development Services unit of accounting, TPE was not available to the Company. In that case, we developed our BESP for such services.

The $150 million arrangement consideration was allocated amongst the multiple elements (units of accounting) using the relative selling price method.

Our best estimates of selling price and the allocation of the consideration to the units of accounting is as follows ($ in millions):

Unit of Accounting	BESP	BESP %	Relative Selling Price
License	$ 450.2	47.1%	$ 70.6
Committee Services	$ 95.5	10.00%	$ 15.0
Development Services	$ 410.6	42.9%	$ 64.4
Total	$ 956.3	100.0%	$ 150.0

Treatment of development services in the determination of arrangement consideration

As noted above, the arrangement consideration is comprised of the $150 million non-refundable up-front fee.  The other fees in the arrangement represent certain contingent milestone payments that will be received if there is successful completion of specified development and commercialization milestones and potential amounts related to cost sharing payments.  The development services were determined to be a separate unit of accounting in the arrangement and the arrangement consideration was allocated to the three units of accounting based on a relative selling price basis as outlined above.

We believe the milestones are generally substantive in nature and we have elected to apply the guidance in ASC 605-28, Milestone Method.  Milestones meeting the criteria specified in ASC 605-28 will be recognized entirely in the period in which the milestone is achieved. If any of the milestones are deemed to be non-substantive, such amounts will be considered additional arrangement consideration to be allocated to the units of accounting using the same percentages as outlined above.

The agreement also includes a cost sharing arrangement for associated development activities, whereby JBI is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of associated costs.  The Company believes that payments made or received pursuant to this cost sharing arrangement should be considered additional arrangement consideration or a refund of arrangement consideration based on the guidance in ASC 605-50, Customer Payments and Incentives.  The Company currently expects that its development efforts will ultimately approximate this 40% share.  However, in any given quarter, the Company may receive funds from JBI or make payments to JBI based on the relative activity in the preceding quarter.  As the payments are related to the development effort, such amounts will be attributed to the development services unit of accounting.

3.	Regarding the commercialization services that you deem a contingent deliverable, please tell us the terms of these obligations.

The commercialization services reflect the Company's required effort, if regulatory approval is received, to assist with the commercialization of the product.  These items include providing sales representatives for the U.S., working with JBI on commercialization plans, seeking pricing and reimbursement approval in the U.S., developing promotional materials, and distributing certain product in the United States. The commercialization services are contingent on regulatory approval, and such approval is not within the control of the Company. More specifically, commercialization services are considered to be contingent based on risks associated with the government approval of a viable commercial drug product resulting from current development efforts for PCI-32765, which are subject to a variety of factors, many of which are outside of the Company’s control and would significantly impact the development of the compound (e.g. no adverse response by the body to the compound, changing efficacy results in larger trials, no or marginal improvements against standard of care, improvements to competitive solutions in development by other companies).

As supplemental background, PCI-32765 is an active compound being investigated in clinical trials for its potential in treating patients with B-cell malignancies. The Company notes that it consistently releases scientific results of its studies and its general plans, most recently it released interim Phase II Trial Results for its BTK Inhibitor PCI-32765 in Mantle Cell Lymphoma and Chronic Lymphocyctic Leukemia at the American Society of Hematology (ASH) Annual Meeting, as filed on Form 8-K for the period ending December 12, 2011 (the “Form 8-K”). The Company also disclosed in the Form 8-K information regarding the overall status of the PCI-32765 program and provided information regarding various on-going trials.

However, the Company notes that significant risks are associated with the various trials and indications being researched for a viable commercial drug candidate.  The Global Development Plan with JBI includes  multiple indications, including those in the Form 8-K, but each carries the significant risks associated with developing a drug product under the current regulatory environment, primarily establishing consistent safety and efficacy of such a drug for the intended treatment, and providing improvements towards standard of care and current solutions being developed.  The Company has addressed risks associated with clinical trials and associated drug development in a specific risk factor included in its’ Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”).

4.	Please provide us proposed disclosure to be included in future periodic reports that includes the following:
•	The significant inputs, assumptions and methods used to determine the selling price for the significant deliverables in accordance with ASC 605-25-50-2e.; and

License:

We believe that the estimated selling price for the License should be a function of a market participant's estimate of the fair value of the License, based on reasonable valuation methodologies and assumptions.  Therefore, we determined the best estimate of selling price of the License based on the Income Approach (i.e., one of the three basic types of valuation approaches) as defined in ASC 820-10-35-32. This methodology is based on the present value (i.e., discounted) of the License indicated by current estimates about future net cash flows expected to be generated from the License.  The estimate reflects several of managements' estimates and assumptions. These estimates and assumptions include, but are not limited to consideration of how a market participant would use the  License, estimated market opportunity and expected market share and assumed royalty rates that would be paid for sales resulting from products developed using the License, similar arrangements entered into by third parties and entity-specific factors such as the terms of our previous collaborative agreement, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized and the markets served. These estimates and assumptions led to an expected future cash flow which was discounted based on estimated weighted average cost of capital of 12% and estimated royalty rates ranging from 30% to 40%.

Committee and Development Services:

We determined the best estimate of selling price for the Committee and Development Services based on available information. We primarily considered the time and cost (including an estimate of a fair market profit margin) of relevant type of employees or service providers (i.e., position, experience level, industry expertise, etc.) expected to provide services for the Committee and Development Services necessary to fulfill our obligations defined in the agreement. We determined the estimated selling price of these services by analyzing if TPE was available (e.g., rates charged by certain providers). When TPE was available, it was used in the development of BESP. For other services, we developed our BESP using a cost plus margin approach. The profit margin, ranging between 30% to 50% is mainly determined by observations of margins for certain relevant employment-related service companies.

We have disclosed the following on page 13 of our Form 10-Q for the period ended December 31, 2011:

"We determined our best estimate of selling prices for the license unit of accounting, which was based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of our previous collaborative agreement, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. We also determined our best estimate of selling prices for the committee and development services, based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services. The arrangement consideration of $150,000,000 was allocated to the units of accounting based on the relative selling price method."

We respectfully propose to the Staff to enhance the disclosure above in our future filings as follows:

"We determined the best estimate of selling price for the License unit of accounting based on Income Approach as defined in ASC 820-10-35-32. This measurement is based on the value indicated by current estimates about those future amounts and reflects management determined estimates and assumptions. These estimates and assumptions include, but are not limited to, how a market participant would use the License, estimated market opportunity and expected market share and assumed royalty rates that would be paid for sales resulting from products developed using the License, similar arrangements entered into by third parties and entity-specific factors such as the terms of our previous collaborative agreement, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized and the markets served. These estimates and assumptions led to an expected future cash flow which was discounted based on estimated weighted average cost of capital of 12% and royalty rates ranging from 30% to 40%. We also determined our best estimate of selling prices for the Committee and Development Services, based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services. The arrangement consideration of $150,000,000 was allocated to the units of accounting based on the relative selling price method."

•
The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.

The Company respectfully submits that there have been no changes in the selling price or the method or assumptions used to determine selling price for any of the units of accounting in any of the Company's arrangements. Accordingly, the Company believes this disclosure is not applicable.

The Company also acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at (408) 215-3325.

Very truly yours,

/s/ Rainer M. Erdtmann

Mr. Rainer M. Erdtmann
Vice President, Finance & Administration
Pharmacyclics, Inc.

cc:   Richard A. van den Broek, Chair, Audit Committee of the Board of Directors
Robert W. Duggan, Chairman of the Board and Chief Executive Officer
Mark Asbury, Vice President, General Counsel
Jeffrey Womer, PricewaterhouseCoopers LLP
Adam W. Finerman, Olshan Grundman Frome Rosenzweig & Wolosky LLP